UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes in Holdings of Directors, Officers and Related Parties

On July 5, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the following changes to the holdings of securities of the Company by the officers, directors and related parties (including 5% or greater shareholders) of the Company that occurred over the course of the quarter ended June 30, 2018:

1.	Increase, by 1,396,135, to 1,447,635, in the number of common shares, par value 1.0 New Israeli Shekel (“NIS”) per share (“Common Shares”), of the Company held in treasury by the Company.

2.	Decrease in the principal amount of Series K Debentures, by NIS 17 million, to NIS 68 million, held by Norstar Holdings Inc., the controlling shareholder of the Company (“Norstar”), and increase in the principal amount of Series M Debentures, by NIS 17 million, to NIS 17 million, held by Norstar, due to a market exchange transaction.

3.	Increase, by 7,662, to 7,662, in the number of Common Shares, constituting 0.00% and 0.13% of the Company’s outstanding Common Shares on an issued and outstanding, and on a fully diluted, basis, respectively, held by Mr. Zvi Gordon, due to (a) the settlement of 6,662 Restricted Share Units (“RSUs”) held by him and (b) a market purchase of 1,000 Common Shares by him.

4.	Corresponding decrease by 6,662, to 13,323, in the number of RSUs held by Mr. Zvi Gordon, due to the settlement of 6,662 RSUs as described in the preceding paragraph.

On May 1, 2018 Menora Mivtachim Holdings Ltd. (“Menora”), an Israeli institutional investor, reported to the TASE and ISA that its holdings in the Company's Common Shares has crossed the 5% threshold. As of June 30, 2018, Menora holds the following securities through its nostro account and its pension funds:

Nostro account:

(i)	Common Shares: 100,595 (0.05% of the Company's issued share capital and voting rights; 0.05% on a fully diluted basis).
(ii)	Series D Debentures: NIS 30,971,403.
(iii)	Series J Debentures: NIS 1,549,474.34.
(iv)	Series K Debentures: NIS 15,040,824.
(v)	Series M Debentures: NIS 5 million.

Pension funds:

(i)	Common Shares: 10,906,139 (5.6% of the Company's outstanding share capital and voting rights; 5.5% on a fully diluted basis).
(ii)	Series C Debentures: NIS 46,711.27.
(iii)	Series D Debentures: NIS 111,942,537.
(iv)	Series I Debentures: NIS 285,517.39.
(v)	Series J Debentures: NIS 71,627,554.56.
(vi)	Series K Debentures: NIS 133,771,839.
(vii)	Series M Debentures: NIS 50 million.

Changes in Outstanding Number of Securities

The Company furthermore reported to the TASE and ISA, on April 30, 2018, May 13, 2018, June 20, 2018 and July 2, 2018, the following changes in the outstanding number or principal amount (as applicable) of the following securities of the Company over the course of the quarter ended June 30, 2018:

1.	Common Shares: Increases by 13,124, 4,416 and 6,662 Common Shares, from 193,533,133 to 193,557,335, in the aggregate, due to the issuance of certain previously-allocated equity compensation, and issuances upon settlement of equivalent numbers of RSUs.

2.	Series C Debentures: Decrease from NIS 349,239,028 to NIS 0, due to redemption of that entire series of debentures by the Company.

3.	Series I Debentures: Decrease from NIS 457,533,418 to NIS 0, due to redemption of that entire series of debentures by the Company.

4.	Series J Debentures: Decrease from NIS 676,018,024 to NIS 633,307,390, due to repurchases of those debentures by the Company.

5.	RSUs: Decreases by 4,416 and 6,662 RSUs, from 108,114 to 97,036, in the aggregate, due to the settlement of RSUs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 9, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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